Teva Reaches Settlement Agreement with Pfizer and Nycomed Regarding Generic
Protonix® (Pantoprazole) Tablets

Jerusalem, June 12, 2013 — Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) announced today that it has entered into a settlement agreement with Wyeth/Pfizer and Altana/Nycomed to resolve all claims relating to Teva’s sales, commencing in December 2007, of its 20 mg and 40 mg generic Protonix® (pantoprazole sodium) tablets. As part of the settlement, which provides for the release of all claims against Teva and its subsidiaries, Teva agreed to pay $1.6 billion to Wyeth/Pfizer and Altana/Nycomed. Teva will pay $800 million in 2013 and the remainder in 2014. As a result of this settlement, Teva expects to incur a charge of approximately $930 million in the second quarter of 2013 in addition to the $670 million provision previously recorded in its 2012 financial statements. The Company believes it may have up to $560 million of net insurance coverage in connection with this settlement, subject to recovery from the insurance carriers.

Richard Egosi, Group Executive Vice President and Chief Legal Officer, commented: “We are pleased to put this matter behind us as we continue to focus on delivering safe and affordable medicines to patients around the world.”

As previously reported, Altana Pharma and Wyeth Pharmaceuticals had previously sued Teva for patent infringement, and in September 2007, the United States District Court for the District of New Jersey had denied Wyeth’s motion for a preliminary injunction. In May 2009, the Court of Appeals for the Federal Circuit affirmed the District Court’s denial of the preliminary injunction. Subsequently, a jury trial was held, and in April 2010, the jury returned a verdict finding that the patent, which Teva had infringed, was not invalid. In July 2010, the District Court denied Teva’s motion to overturn the verdict.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.